UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sanregret, Lisa K.
   8989 North Deerwood Drive
   Milwaukee, WI  53223

2. Issuer Name and Ticker or Trading Symbol
   Catalyst International, Inc. (CLYS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   April 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP Finance & Admin., CFO

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right   $0.100          04/08/97       P         4,816                             (1)          04/11/97
to buy)
Employee Stock Option (right   $0.100          04/08/97       P         750                               (2)          04/11/97
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right   04/08/97  Common Stock                   4,816                                   D
to buy)
Employee Stock Option (right   04/08/97  Common Stock                   750                       5,566         D
to buy)

Explanation of Responses:

(1)
The Option vests 20% on the first anniversary of the date of grant (April 22, 1994) and 1-2/3% each month thereafter, provided Ms.
Sanregret remained an employee of the Company and originally expired April 22, 2004.  Ms. Sanregret ceased being an employee of the
Company as of March 12, 1997 and pursuant to the terms of her stock option agreement, the Option has expired as of April 11, 1997.
(2)
The Option vests 20% on the date of grant (January 3, 1994) and 1-2/3% each month thereafter, provided Ms. Sanregret remained an employee of the Company and originally expired January 3, 2004. Ms. Sanregret ceased being an employee of the Company as of March
12, 1997 and pursuant to the terms of her stock option agreement, the Option has expired as of April 11, 1997.

SIGNATURE OF REPORTING PERSON
/S/ LISA K. SANREGRET
DATE 05/09/97